Mail Stop 3561

February 28, 2007

M. David Kamrat, Chief Executive Officer
New World Brands, Inc.
340 West Fifth Avenue
Eugene, OR 97401

> **Re: New World Brands, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 2, 2007**
> **File No. 33-91432**

Dear Mr. Kamrat:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your first proposal relates to increasing your authorized shares of common stock by 550,000,000 shares of common stock. We also note that in connection with the consummation of your reverse acquisition of Qualmax, you authorized and issued an aggregate of 100 shares of Series A Preferred Stock. We further note that these 100 preferred shares are convertible into 298,673,634 shares of common stock. However, you do not have sufficient common stock shares authorized to issue these shares and you must increase your authorized shares. Therefore, it appears that you should provide the

       information required by Item 14 of Schedule 14A. See Item 1 of Schedule 14C and Item 14 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 7

2. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by B.O.S. Better Online Solutions Ltd. and Maple Leaf Distillers, Inc.

Summary Compensation Table, page 12

3. Please revise your compensation disclosure to include compensation information for those officers who served prior to September 15, 2006.

Current Report on Form 8-K Filed June 23, 2006

4. In the Form 8-K filed on June 23, 2006, you state that the proposed sale of International Importers, Inc. "requires majority shareholder approval pursuant to Florida law" and that you intend "to obtain the written consent of a majority of [your] stockholders." Please tell us why you did not file a Schedule 14C regarding this sale.

* * * * *

       As appropriate, please amend your filing and respond to our comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott Rosenblum
        Kramer Levin Naftalis & Frankel LLP